File No. 812-_______

As Filed with the Securities and Exchange Commission
on September 24, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 FROM THE DEFINITION OF “INTERESTED
PERSON” UNDER SECTION 2(a)(19) THEREOF

ING Equity Trust, ING Funds Trust, ING Investors Trust, ING Mayflower Trust,
ING Mutual Funds, ING Partners, Inc., ING Variable Insurance Trust and ING Variable Products Trust

ING Investments, LLC
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258

Directed Services LLC
1475 Dunwoody Drive
West Chester, Pennsylvania 19380

Notice and Order to:
Huey P Falgout, Jr.
Chief Counsel
ING Funds
7337 E Doubletree Ranch Road
Scottsdale, AZ  85258

Communications and Copies of Notice and Order to:

Robert Zutz, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006-1600

This document contains a total of 47 Pages, including Exhibits
Exhibit Index appears on Page 42

Page 1 of 47 Pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
ING Equity Trust
ING Funds Trust
ING Investors Trust
ING Mayflower Trust
ING Mutual Funds
ING Partners, Inc.
ING Variable Insurance Trust
ING Variable Products Trust
ING Investments, LLC
Directed Services LLC

File No. 812-_________

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) THEREOF

I.              INTRODUCTION
ING Equity Trust (“ING Equity”), ING Funds Trust (“ING Funds”), ING Investors Trust (“ING Investors”), ING Mayflower Trust (“ING Mayflower”), ING Mutual Funds (“ING Mutual”), ING Partners, Inc. (“ING Partners”), ING Variable Insurance Trust (“ING Variable Insurance”) and ING Variable Products Trust (“ING Variable Products”) (each a “Fund” and collectively, the “Funds”); ING Investments, LLC (“ING Investments”) and Directed Services LLC (“DSL”), each an investment manager to one or more of the Funds (each an “Adviser” and together, the “Advisers”)  (each an “Applicant” or together, the “Applicants”) hereby submit this application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting current and future members of the Funds’ Boards

Page 2 of 47 Pages

of Trustees or Boards of Directors, as applicable (each, a “Board” and together, the “Boards”), who serve as Independent Board Members (as defined herein) from the definition of “interested person” under Section 2(a)(19) of the 1940 Act to the extent necessary to permit these Independent Board Members to hold limited direct and indirect beneficial and legal interests in publicly-traded securities of investment sub-advisers (“Sub-Advisers”)1 of the Funds (each, a “Sub-Adviser” and together, the “Sub-Advisers”) and of any such Sub-Adviser’s parent company,2 as more fully explained below.  The Applicants are not requesting exemptive relief to permit the Independent Board Members to directly or indirectly hold interests in shares of ING Groep N.V. (“ING Groep”), the Advisers’ parent company or any affiliated person of the Advisers.3
The Applicants request that the exemptive relief sought hereby apply to the named Applicants as well as to all existing and future registered management investment companies or series thereof advised by the Advisers, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) (“control affiliate”) the Advisers.  All existing registered management companies that

1	Within the meaning of Section 2(a)(20)(B) of the 1940 Act.

2
The term “parent company” as used herein refers to any controlling person of a Sub-Adviser.  The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act.  The terms “affiliated” and “affiliates” as used herein shall be interpreted as set forth in Section 2(a)(3) of the 1940 Act.  Sub-Advisers (and parent companies thereof) that are not affiliated with the Advisers may be referred to herein as “unaffiliated.”

3
Within the meaning of Section 2(a)(3) of the 1940 Act.  The Applicants note that, as part of a restructuring plan approved by the European Commission in November 2009 in connection with ING Groep’s receipt of financial support from the Dutch State, ING Groep will separate its insurance (including asset management) and banking operations by 2013 (the “Restructuring”).  ING Groep and certain companies that currently are affiliated persons of the Adviser may not be affiliated with the Adviser after the Restructuring (“Former ING Affiliates”).  The Applicants request that the relief requested in this Application permit the Independent Board Members to directly or indirectly hold interests in Former ING Affiliates after the Restructuring.

Page 3 of 47 Pages

currently intend to rely on the requested order have been named as Applicants, and any other existing or future management investment companies that intend to rely on the requested order in the future will comply with the terms and conditions in the Application.

II.           STATEMENT OF FACTS
A.           The Applicants and Other Relevant Entities
1.           The Funds
Each Fund below is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (1933 Act”), on Form N-1A.  Each Fund is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and consists of one or more series (each, a “Portfolio” and collectively, the “Portfolios”), each of which has its own investment objectives and policies.  In addition, each Fund has adopted a plan pursuant to Rule 18f-3 under the 1940 Act in order to permit it to offer multiple classes of shares of each of its Portfolios.  Certain Portfolios hold themselves out as “manager-of-managers” Portfolios, having one or more Sub-Advisers, each of which manages all or a portion of the Portfolio’s assets.
ING Equity (File Nos. 333-56881, 811-8817), formerly known as Pilgrim Equity Trust, was established as a Massachusetts business trust4 on June 12, 1998 and currently consists of 7 Portfolios, all of which are manager-of-managers Portfolios.

4
It is intended that the requested exemption apply to any Fund regardless of its form or state of organization, as this factor is not relevant to the exemption requested.  The Funds reserve the right to, and may, from time to time, reorganize to change their form of organization, under the laws of the same or another jurisdiction, consistent with applicable state and federal law and their governing instruments, as the case may be.  Any such reorganization could include a change of domicile or form of organization or merger or similar transaction with another Fund.  Applicants request that the requested exemption

Page 4 of 47 Pages

ING Funds (File Nos. 333-59745, 811-08895), formerly known as Pilgrim Funds Trust, was established as a Delaware statutory trust on July 30, 1998 and currently consists of 5 Portfolios, all of which are manager-of-managers Portfolios.
ING Investors (File Nos. 033-23512, 811-05629), formerly known as GCG Trust, was organized as a Massachusetts business trust on August 3, 1988 and currently consists of 49 Portfolios, of which 38 are manager-of-managers Portfolios.
ING Mayflower (File Nos. 033-67852, 811-07978), formerly known as Pilgrim Mayflower Trust was organized as a Massachusetts business trust on August 18, 1993 and currently consists of 1 Portfolio, which is a manager-of-managers Portfolio.
ING Mutual (File Nos. 033-56094, 811-07428), formerly known as Pilgrim Mutual Funds, is a Delaware statutory trust organized on December 18, 1992 and currently consists of 17 Portfolios, all of which are manager-of-managers Portfolios.
ING Partners (File Nos. 333-32575, 811-08319), formerly known as Portfolio Partners, Inc., was organized as a Maryland corporation on May 7, 1997 and currently consists of 36 Portfolios, including 18 manager-of-managers Portfolios.
ING Variable Insurance (File Nos. 333-83071, 811-9477), formerly known as Pilgrim Variable Insurance Trust, was organized as a Delaware statutory trust on July 15, 1999 and currently consists of 10 Portfolios, all of which are manager-of-managers Portfolios.
ING Variable Products (File Nos. 033-73140, 811-8220), formerly known as Pilgrim Variable Products Trust, was organized as a Massachusetts business trust on apply to the Funds’ successors in interest that result from any such reorganization.  Except as otherwise noted herein, reference to “Funds” and “Boards” shall be deemed to apply to any partnership or business trust, or a similar partnership, business trust or other legal entity organized in the future that subsequently reorganizes to another form.

Page 5 of 47 Pages

December 17, 1993 and currently consists of 3 Portfolios, all of which are manager-of-managers Portfolios.
2.           Distributor
The distributor for the shares of each Fund is ING Investments Distributor, LLC, formerly known as ING Funds Distributor, LLC (the “Distributor”), 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258, an affiliate of the Advisers.  The Distributor is a Delaware corporation, a broker-dealer registered with the Commission under the Securities Exchange Act of 1934, as amended (“1934 Act”), and a member of the Financial Industry Regulatory Authority (“FINRA”).
3.           Administrator
The Funds’ administrator is ING Funds Services, LLC, 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258 (the “Administrator”).  Subject to the supervision of the Boards, the Administrator provides the overall business management and administrative services necessary to the proper conduct of the Funds’ business, except for those services performed by the Advisers under the Investment Advisory Agreements; the Sub-Advisers under the Sub-Advisory Agreements, as applicable; the custodian for the Funds under the custodian agreement; the transfer agent under the transfer agency agreement; and such other service providers as may be retained by the Funds from time to time.  The Administrator acts as a liaison among these service providers.  The Administrator also is responsible for ensuring that the Funds operate in compliance with applicable legal requirements and for monitoring the Advisers for compliance with requirements under applicable law and with the investment policies and restrictions of the Funds.

Page 6 of 47 Pages

4.           The Advisers
ING Investments, 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258, is an Arizona limited liability company.  ING Investments serves as an investment adviser to registered investment companies, or series thereof, and structured finance vehicles.  As of March 31, 2010, ING Investments had approximately $47 billion in assets under management.  DSL, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380, is a Delaware limited liability company.  DSL is registered as a broker-dealer with the Commission under the 1934 Act and is a member of FINRA.  As of March 31, 2010, DSL had approximately $40 billion in assets under management.  Each of ING Investments and DSL is an indirect, wholly-owned subsidiary of ING Groep (NYSE: ING).  ING Groep is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries.
Each of ING Investments and DSL is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended.  ING Investments serves as the Adviser to each Fund except ING Partners and ING Investors,5 to which DSL serves as the Adviser.
B.           The Manager-of-Managers Structure of the Funds
1.           The Advisers
Pursuant to investment advisory agreements between each Fund, on behalf of its Portfolio(s), and the applicable Adviser (each, an “Advisory Agreement”), each Adviser,

5	ING Investments also serves as the Adviser to ING Clarion Global Real Estate Portfolio, one Portfolio of ING Investors.

Page 7 of 47 Pages

subject to the authority and general supervision of the Fund’s Board, is responsible for, among other things, (i) providing investment advice to the Portfolios, (ii) managing the Portfolios’ investments and (iii) making all determinations with respect to the day-to-day management of the assets of the Portfolios and the purchase and sale of portfolio securities for the Portfolios.  In addition, pursuant to the Advisory Agreements, each Adviser, at its own expense, furnishes to certain Funds office space, personnel and facilities necessary for the operation of the Portfolios as contemplated in the Advisory Agreements.
The Advisory Agreements also authorize the Advisers to enter into sub-advisory agreements with one or more Sub-Advisers, whether affiliated or unaffiliated.  In the event that an Adviser delegates any of its responsibilities under the Advisory Agreement to one or more Sub-Advisers with respect to a Portfolio, the Adviser remains responsible for providing general management services to such Portfolio and, subject to the review and approval of the Board, among other things:  (i) sets each Portfolio’s overall investment strategies; (ii) evaluates, selects and recommends Sub-Advisers to manage all or a part of a Portfolio’s assets; (iii) when appropriate, allocates and re-allocates a Portfolio’s assets among multiple Sub-Advisers; (iv) monitors and evaluates the investment performance of the Sub-Adviser(s); and (v) implements procedures reasonably designed to ensure that the Sub-Advisers comply with the Portfolio’s investment objectives, policies and restrictions.
For the Advisers’ services, each Portfolio pays its Adviser an annual management fee that is paid in monthly installments based on the value of the Portfolio’s average daily net assets.  In addition, in the interest of limiting the expenses of certain Portfolios, the

Page 8 of 47 Pages

Advisers have entered into expense limitation agreements with the Funds with respect to certain Portfolios, pursuant to which the relevant Adviser has agreed to make payments or waive its management, administrative and/or other fees to limit the expenses of those Portfolios so that the annual operating expenses of the Portfolios do not exceed certain amounts as set forth in the relevant prospectuses for the Portfolios.6
2.           Multi-Manager Order
The Funds and the Advisers are subject to an exemptive order from the Commission (“Multi-Manager Order”)7 that permits the Advisers or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Advisers, subject to certain conditions, including approval of the Board of the relevant Fund, and without the approval of shareholders, to: (i) enter into new Sub-Advisory Agreements and/or materially modify an existing Sub-Advisory Agreement with a Sub-Adviser; and (ii) replace or reinstate any existing Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of such Agreement’s assignment (within the meaning of Section 2(a)(4) of the 1940 Act).8   If a new Sub-Adviser is retained for a Portfolio, shareholders would receive

6
With respect to certain Portfolios, the expense limitation agreement provides that the relevant Adviser as well as the Distributor and, as applicable, the Sub-Adviser(s) will make payments or waive their management, administrative and/or other fees to limit the expenses of those Portfolios.

7	In the Matter of Portfolio Partners, Inc., et al., Rel. Nos. IC-25558 (April 30, 2002) (notice) and IC-25592 (May 24, 2002) (order).

8
The Multi-Manager Order was obtained in the names of ING Partners, ING Investors and their then-current advisers, Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and Directed Services, Inc. (which was reorganized into DSL in December 2006 and became a wholly-owned subsidiary of ING Life Insurance and Annuity Company) (“Applicant Advisers”).  The exemptive relief granted by the Multi-Manager Order extends to the Advisers as entities controlling, controlled by or under common control with the Applicant Advisers and to the Funds as open-end investment companies advised by the Advisers.

Page 9 of 47 Pages

notice of such action, including all information concerning any new Sub-Adviser and Sub-Advisory Agreement, in an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.  The Multi-Manager Order does not permit the Advisers to enter into a Sub-Advisory Agreement with a Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Portfolio or the Advisers, other than by reason of serving as Sub-Adviser to a Portfolio, without the Sub-Advisory Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the relevant Portfolio.
3.           Sub-Advisers
The Sub-Advisers serve in a sub-advisory capacity to the Advisers with respect to each Portfolio for which they provide investment advice.  Pursuant to the Sub-Advisory Agreements, and subject to the supervision of the relevant Board and Adviser, each Sub-Adviser performs the following functions with respect to each of its Portfolio(s):  (i) provides a continuous investment program for the Portfolio; (ii) determines in its discretion the composition of the Portfolio’s assets, including the determination of the purchase, retention or sale of securities, cash or other investments; (iii) provides investment research; (iv) selects broker-dealers and negotiates brokerage commission rates in effecting securities transactions; (v) assists the Portfolio’s custodian and portfolio accounting agent in determining or confirming the valuation of the Portfolio’s securities and assets; and (vi) performs certain limited related administrative functions.
The Advisers pay each Sub-Adviser a sub-advisory fee for the Sub-Adviser’s services out of the advisory fee the applicable Adviser receives from the relevant

Page 10 of 47 Pages

Portfolio.  The sub-advisory fee is computed daily and paid monthly based on the value of the Portfolio’s average daily net assets managed by the Sub-Adviser.  The Portfolios do not pay the Sub-Advisers any fees under the Sub-Advisory Agreements.
ING Investments has hired a total of 11 Sub-Advisers to provide the day-to-day investment advisory services for all or a discrete portion of the Portfolios for which it serves as Adviser, and DSL has hired 31 Sub-Advisers for the Portfolios for which it serves as Adviser.  Of these Sub-Advisers, four are affiliates of the Advisers:  ING Clarion Real Estate Securities, LLC, ING Investment Management Co., ING Investment Management Advisors B.V. and ING Investment Management Asia/Pacific (Hong Kong) Limited.
Many of the unaffiliated Sub-Advisers hired by the Advisers are either public companies or subsidiaries of public companies.  These Sub-Advisers and their parent companies are typically part of large, global financial services organizations whose securities are widely traded both in domestic and foreign markets.  As of March 31, 2010, the companies currently listed in the S&P 500 Index and the Russell 1000® Index include 24 current Sub-Advisers or their parent companies.  These indices also include other registered investment advisers that potentially could serve as Sub-Advisers, or the parent companies of such advisers.  Because of the size of these organizations, the sub-advisory fees received in connection with services provided to the Portfolios generally constitute a small amount of the overall revenue of these organizations.
4.           Oversight of the Sub-Advisers
Pursuant to the Advisory Agreements and the Multi-Manager Order, one of the primary responsibilities of the Advisers is to provide the Funds with investment

Page 11 of 47 Pages

management evaluation services, principally by reviewing and recommending to the Boards prospective Sub-Advisers for each Portfolio, and thereafter, monitoring and reviewing each Sub-Adviser’s performance through quantitative and qualitative analysis as well as periodic in-person, telephonic and written consultations.  The Advisers review and recommend prospective Sub-Advisers, including the Advisers’ affiliates, from a pool of candidates to manage the Portfolios.  In initially evaluating each prospective Sub-Adviser, the Advisers consider, among other things, the Sub-Adviser’s level of expertise, relative performance, consistency of results in the context of overall market performance and investment discipline or philosophy, as well as its personnel, facilities, financial strength, reputation and quality of services.  The Advisers may allocate a Portfolio’s assets to additional Sub-Advisers, subject to the approval of the relevant Fund’s Board, and have discretion to re-allocate each Portfolio’s assets among a Portfolio’s current Sub-Advisers.
On an ongoing basis, the Advisers monitor the compliance of each Sub-Adviser with the investment objective(s), policies and restrictions of the relevant Portfolio, monitor continuity in each Sub-Adviser’s operations and any changes in investment personnel and senior management, review the performance of each Sub-Adviser and report periodically to the Boards on these items.  The Advisers are responsible for communicating performance expectations and evaluations to each Sub-Adviser and ultimately recommending whether each Sub-Advisory Agreement should be renewed, modified or terminated.  The Advisers report to the Boards with respect to the results of their respective evaluations, monitoring functions and determinations with respect to each Sub-Adviser.

Page 12 of 47 Pages

As noted above, the Advisers review and recommend the selection of each Sub-Adviser based on their continuous quantitative and qualitative evaluation of each Sub-Adviser’s skills and proven abilities in managing assets pursuant to a specific investment style.  While superior performance is regarded as the ultimate goal, short-term performance by itself is not a significant factor in selecting or terminating Sub-Advisers.  In the Advisers’ view, a Sub-Adviser should, among other things, (i) display discipline and thoroughness in pursuit of stated investment objectives, (ii) maintain, over time, above-average performance, and (iii) demonstrate a high level of service, responsibility and commitment to compliance with regulatory requirements.  The Advisers continually monitor the performance of the Sub-Advisers to assess their overall competence.
From time to time, in reliance on the Multi-Manager Order, the Advisers may determine that the services of a Sub-Adviser should be terminated and will recommend termination to the relevant Board.  In the Advisers’ view, the criteria for termination include, among other things, (i) departure of key personnel from the Sub-Adviser, (ii) change in or departure from the Sub-Adviser’s investment style, (iii) inadequate investment processes that could result in inconsistent security selection, valuation or compliance, and (iv) inability, over time, to maintain consistent above-average performance.
Similarly, from time to time, in reliance on the Multi-Manager Order and with the approval of the relevant Board, the Advisers appoint new Sub-Advisers to advise new Portfolios (or portions thereof) or to replace Sub-Advisers for existing Portfolios (or portions thereof).  Thus, the Sub-Advisers who provide day-to-day investment advisory services to the Portfolios change on a regular basis.  In addition, Sub-Advisers and their

Page 13 of 47 Pages

parent companies are acquired from time to time by other companies, which introduces new entities to the list of Sub-Advisers and their parent companies.
From March 31, 2009 through March 31, 2010, with Board approval, the Advisers terminated 4 Sub-Advisers pursuant to the Multi-Manager Order.  In addition, during this period, the Funds established 1 new manager-of-managers Portfolio.  As a result of these actions, the Advisers, with the approval of the Boards, added 1 additional Sub-Adviser during approximately the past year.
C.           The Boards
Each Fund is managed under the direction of its Board, pursuant to the Fund’s governing instrument and the applicable law of its state of formation.  Currently, the same ten Board Members serve on the Board of each of ING Equity, ING Funds, ING Investors, ING Mayflower, ING Mutual, ING Partners, ING Variable Insurance and ING Variable Products.  Eight of these Board Members are Independent Board Members.9   It is anticipated that in the future, each Fund may seek to add new Independent Board Members to its Board to increase the size of the Board or replace retiring Independent Board Members.
Each Board complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act.  In addition, each Fund relies on certain exemptive rules under the 1940 Act and, therefore, complies with the board composition requirements of

9
With respect to each Fund, those Board Members who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Fund, the Advisers or the Distributor are referred to herein as the “Independent Board Members.”  The terms “independent directors” and “disinterested directors” as used herein refer generally to those directors of an investment company who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the investment company.

Page 14 of 47 Pages

these rules.  Moreover, each Fund is obligated to comply with the board composition requirements in the Multi-Manager Order.
Pursuant to Section 15 of the 1940 Act, the Board of each Fund, including a majority of the Independent Board Members, approved the Advisory Agreements for initial two year terms and has approved their continuance annually thereafter.  Upon the recommendation of the Advisers and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Board of each Fund, including a majority of the Independent Board Members, approved each Sub-Advisory Agreement for an initial two year term and has approved its continuance annually thereafter.  Any future Sub-Advisory Agreement proposed to be entered into between an Adviser and a Sub-Adviser will be subject to consideration and approval by the Board of the relevant Fund, including a majority of the Independent Board Members.
III.           THE REQUESTED EXEMPTION
A.           Summary of Requested Exemption
The requested exemption would exempt the Independent Board Members of the Portfolios from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act to allow the Independent Board Members to hold certain limited direct and indirect beneficial and legal interests in the unaffiliated Sub-Advisers and their parent companies, subject to the conditions set forth in Section IV.C. below.
B.           Reasons for Requested Exemption
                               1.   Imposes Significant and Unnecessary Burdens on Independent Board Members
The restriction in Section 2(a)(19)(B)(iii) imposes significant and unnecessary burdens on the Independent Board Members of the Portfolios.  This restriction requires

Page 15 of 47 Pages

the Independent Board Members to spend significant time and effort to avoid acquiring any interest in the Sub-Advisers or their parent companies, particularly in comparison to the time and effort required of independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser.  To ensure independence under Section 2(a)(19)(B)(iii), Independent Board Members must: (i) track a large number of Sub-Advisers and their parent companies, which, with respect to some Sub-Advisers, may include more than one parent company, to avoid acquiring interests in such companies; (ii) monitor their account holdings to ensure that they do not hold or acquire any interest in a new Sub-Adviser (or its parent company) that is retained for a Portfolio; and (iii) monitor for any changes of control that may occur with respect to a Sub-Adviser or its parent companies to ensure that the Independent Board Member does not have or acquire any interest in a new control person for the Sub-Adviser or its parent company.
For Independent Board Members that have retained one or more financial advisers to manage their accounts, this process can be more complex due to the involvement of third parties.  For example, an Independent Board Member that has retained one or more financial advisers to manage the Board Member’s account(s) typically must confer with the adviser on a regular basis, and monitor account holdings, to ensure that the adviser does not invest the Board Member’s account in any securities issued by an existing Sub-Adviser or its parent company.  In addition, each time a new Sub-Adviser is retained for a Portfolio, the Independent Board Member must consult with the financial adviser to ensure that the Board Member does not directly or indirectly hold or acquire any securities of the Sub-Adviser or its parent company.  Similarly, each time

Page 16 of 47 Pages

a Sub-Adviser or its parent company undergoes a change of control, the Independent Board Member must consult with the financial adviser to ensure that the Board Member does not directly or indirectly hold or acquire any securities of the Sub-Adviser’s or its parent company’s new control person.
The restriction in Section 2(a)(19)(B)(iii) also could force an Independent Board Member to liquidate holdings of securities issued by any new Sub-Adviser or its parent company (or an existing Sub-Adviser or its parent company as result of a change of control) to maintain the Board Member’s status as an Independent Board Member.  Any such forced sales could result in the Independent Board Member executing transactions at an inopportune time and price and being subject to significant adverse tax consequences and additional brokerage expenses.  In addition, the Section 2(a)(19)(B)(iii) restriction could force an Independent Board Member to liquidate holdings of securities issued by any Sub-Adviser or parent company thereof that the Independent Board Member acquires through no action by the Board Member, such as by inheritance.
Moreover, the restriction in Section 2(a)(19)(B)(iii) requires the Independent Board Members to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser.  Because of the number of Sub-Advisers and because the Sub-Advisers are often part of large, publicly-traded global financial services organizations, Section 2(a)(19)(B)(iii) significantly limits an Independent Board Member’s ability to invest in domestic and foreign markets.  By its terms, Section 2(a)(19)(B)(iii) prevents an Independent Board Member from holding

Page 17 of 47 Pages

even one share of a Sub-Adviser or its parent company regardless of how limited the Sub-Adviser’s role is within the fund complex.
2.            Discourages the Retention of Qualified Independent Board Members
The Section 2(a)(19)(B)(iii) restriction also may discourage qualified individuals from serving as Independent Board Members of the Portfolios.  The significant limitations placed on personal investing activities (including potentially forced divestitures at unfavorable prices in order to qualify or continue to qualify as an Independent Board Member) and the additional time and effort associated with monitoring their investments to avoid acquiring any interest in Sub-Advisers or their parent companies could limit the range of qualified individuals available or willing to serve as Independent Board Members of the Portfolios.  Moreover, the significant personal investing limitations and the additional time requirements that are imposed on the Independent Board Members may provide those investment companies that utilize only a primary investment adviser with a competitive advantage when seeking to attract the most well-qualified candidates for their boards of directors.
In addition, due to the size of current or potential Sub-Advisers’ organizations, beneficial and legal interests in the organizations are likely to be held in some manner by an extremely large segment of the population, especially among those persons who have even moderately diverse direct and indirect securities holdings.  Indeed, those persons who have the type of experience and background in the financial services industry that would be desirable for Board Members of the Portfolios to possess are likely to have beneficial or legal interests in any number of financial services organizations.  Thus, some Independent Board Member candidates would likely have to choose between

Page 18 of 47 Pages

serving as an Independent Board Member of the Funds or liquidating certain of his or her holdings.
3.           Creates Potential Issues When Considering New Sub-Advisers
As noted above, pursuant to the Multi-Manager Order and with the approval of the relevant Fund’s Board, the Advisers may appoint new Sub-Advisers for new Portfolios or terminate and replace Sub-Advisers to existing Portfolios.  The Section 2(a)(19)(B)(iii) restriction, however, may create situations where the hiring of a Sub-Adviser with otherwise strong qualifications for a particular mandate could disqualify a person that currently serves as an Independent Board Member from continuing to serve in that capacity or require the Independent Board Member to divest his or her holdings in a Sub-Adviser in order to continue to qualify as an Independent Board Member.  Similarly, the Section 2(a)(19)(B)(iii) restriction may in the future delay the Adviser’s replacement of an existing Sub-Adviser who is performing poorly because of the difficulty in selecting an appropriate new Sub-Adviser while also considering any possible disqualification of or forced divestiture by an Independent Board Member.  In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex.10  These circumstances could be disadvantageous to shareholders who invest in the Portfolios in reliance on the Adviser’s ability to retain the best and most qualified Sub-Advisers for the Portfolios.

10	See Exemption From Shareholder Approval for Certain Subadvisory Contracts, 1940 Act Rel. No. 26230 (Oct. 23, 2003) (“Rule 15a-5 Proposing Release”).

Page 19 of 47 Pages

IV.           REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)
The Applicants request that the Commission issue an order of exemption pursuant to 6(c) of the 1940 Act from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Board Members of the Portfolios to hold limited direct and indirect beneficial and legal interests in the unaffiliated Sub-Advisers of the Funds and their parent companies, subject to the conditions outlined in Section IV.C. below.
A.           Applicable Law
The 1940 Act and the rules thereunder impose specific requirements relating to independent directors of registered investment companies and the composition of boards of directors of such companies.  More specifically, Section 10(a) provides that the board of directors of an investment company must be comprised by at least 40% of directors who are “independent” of the investment company.  In addition, Section 10(b)(2) generally provides that a majority of the members of an investment company’s board of directors must be “independent” of the principal underwriter.  Moreover, certain exemptive rules under the 1940 Act require that a majority of the board of directors be composed of independent directors in order for the investment company to rely on these rules.  With respect to the Funds, the Multi-Manager Order also requires each Fund to have a Board comprised of a majority of Independent Board Members.
In addition, the 1940 Act places specific responsibilities on independent directors in overseeing investment company activities.  For example, in connection with the approval and renewal of investment advisory and principal underwriting agreements, Section 15(c) requires independent directors to request and evaluate information about

Page 20 of 47 Pages

the investment company’s investment adviser and to approve investment advisory and principal underwriting agreements.
An independent director is a director who is not an “interested person” of an investment company.  Section 2(a)(19) of the 1940 Act defines the term “interested person” as it relates to an investment company as well as an investment adviser or principal underwriter.  Section 2(a)(19)(B)(iii) defines an “interested person” of an investment adviser or principal underwriter to include “any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.”  Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter also is an “interested person” of the investment company for which the adviser or underwriter serves.11  Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial or legal interest in such investment adviser or parent company thereof, also is an interested person of the investment company for which the investment adviser serves.
Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970.  Prior to the enactment of the 1970 amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter, regular broker or any investment banker and

11
Section 2(a)(20)(B) of the 1940 Act defines “investment adviser” to include persons who contract with an investment company’s primary investment adviser to provide advisory services to the company.  The Commission has recognized that this provision covers investment sub-advisers.  See Rule 15a-5 Proposing Release, supra n.10, at 61,720 n.3.

Page 21 of 47 Pages

their affiliates.12  In 1966, the Commission, concerned with the economic and family relationships independent directors had with investment company management, recommended to Congress that the term “interested person” be added to the 1940 Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of advisory and underwriting agreements.13
Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act.  In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.14   With respect to security ownership, Congress was particularly concerned that under the then-current independence definition, a director could be deemed “independent” “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock….”15  The enactment of Section 2(a)(19), however, was not intended to classify persons as “interested” by virtue of their holding any interest, regardless of how small or indirect, in the investment company or its adviser or underwriter.  Thus, the section was drafted to define “‘interested person’ to include persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”16 (Emphasis added.)  The Senate Report on the bill also explained that the function of the amendment

12	See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).

13	Id. at 334.

14	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.

15	Id.

16	Id.

Page 22 of 47 Pages

was “to supply an independent check on management and to provide a means for the representation of shareholder interests in investment company affairs.”17
In addition, the Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”18  For example, the Senate Report noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”19  Section 6(c) of the 1940 Act provides that
[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.
The Applicants, therefore, request an order of exemption from the Commission pursuant to Section 6(c) of the 1940 Act from the provisions of Section 2(a)(19)(B)(iii) of the 1940 Act as described herein.
B.           Basis for a Section 6(c) Order
The Applicants submit that the requested exemption is necessary and appropriate in the public interest.  The Applicants also submit that the requested exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  In addition, the Applicants submit that the requested

17	Id.

18	Id. at 4929.

19	Id.

Page 23 of 47 Pages

exemption is consistent with previous exemptive and other relief granted by the Commission and its staff from Section 2(a)(19)(B)(iii).
1.           Necessary and Appropriate in the Public Interest
The Applicants maintain that the requested exemption is necessary and appropriate in the public interest because: (1) it will reduce the unnecessary and significant burdens placed on the Independent Board Members of the Portfolios as independent directors of sub-advised mutual funds; (2) it will prevent the unnecessary disqualification of otherwise qualified Independent Board Member candidates; and (3) it will permit the Advisers to hire Sub-Advisers for the Portfolios in accordance with the Multi-Manager Order as well as shareholder expectations.
The Applicants believe that the requested exemption will reduce the unnecessary and significant burdens placed on the Independent Board Members of the Portfolios in connection with having to avoid holding or acquiring any beneficial or legal interest in securities issued by a Sub-Adviser or a parent company thereof, while still ensuring that the Independent Board Members maintain their independence from the Funds’ Sub-Advisers.  The requested exemption will allow the Independent Board Members to hold direct and indirect beneficial and legal interests in the unaffiliated Sub-Advisers or their parent companies, but will limit such interests to a de minimis amount of the outstanding securities of the Sub-Advisers or their parent companies as well as a de minimis amount of the securities’ market value.  These limitations will address Congress’s concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers, such as owning up to 4.99% of an

Page 24 of 47 Pages

investment adviser, while partly removing the significant restrictions currently placed on the Independent Board Members’ investments in domestic and foreign markets.
By reducing the burdens placed on the Independent Board Members in connection with personal investments, the requested exemption also will increase the range of qualified Independent Board Member candidates available and willing to serve on the Boards.  In addition, the requested exemption will remove any unfair competitive advantage another mutual fund family may have over the Funds for retaining the best and most qualified Independent Board Member candidates.
The requested exemption also will ensure that the Advisers are able to retain the most qualified Sub-Advisers to serve the Portfolios.  By permitting limited investments by the Independent Board Members in the unaffiliated Sub-Advisers or their parent companies, the requested exemption will largely eliminate any concern that a proposed new Sub-Adviser could automatically disqualify an Independent Board Member.  For this same reason, the requested exemption also will better ensure that the Advisers are able to timely terminate an underperforming Sub-Adviser.20
2.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act
The Applicants submit that the requested exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and also recognizes the unique circumstances created by the Portfolios’ manager-of-managers structure.  Therefore, the Applicants believe that it is unnecessary

20
The Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex.  See Rule 15a-5 Proposing Release, supra n.10, at 61,724.

Page 25 of 47 Pages

to apply the literal requirements of Section 2(a)(19)(B)(iii) to the Independent Board Members’ investments in Sub-Advisers and their parent companies.
As noted above, Congress adopted Section 2(a)(19) because of its concern over “strong ties” between independent directors and fund management.  In addition, the Commission has specifically stated that Section 2(a)(19)(B)(iii) “was designed to ensure that an independent director does not have a financial interest in the organizations that are closely associated with the fund or that would benefit from payments that the independent director is charged with scrutinizing.”21  An Independent Board Member’s limited ownership interest in an unaffiliated Sub-Adviser or its parent company would not represent the “strong tie” between independent directors and fund management that Congress was concerned with when Section 2(a)(19) was enacted.  When this section was enacted, the typical mutual fund was organized by its investment manager who provided most, if not all, of the investment management services to the fund.22 The nature of the sub-advisory relationships within the Portfolios are far more attenuated than advisory relationships in a traditional mutual fund structure.  The Sub-Advisers are not responsible for the organization of the Portfolios and their services are limited to the day-to-day management of the Portfolios’ assets.  The Advisers perform the primary management function that Congress was concerned with when Section 2(a)(19) was enacted and the requested exemption would not extend to ownership interests in the Advisers or any Sub-Adviser affiliated with the Advisers.  Thus, the Independent Board Members will

21	See Role of Independent Directors of Investment Companies, Rel. No. IC-24082 (Oct. 15, 1999), 64 Fed. Reg. 59,826, 59,838 (Nov. 3, 1999) (“Rule 2a19-3 Proposing Release”).

22	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

Page 26 of 47 Pages

continue to provide the “independent check on management” that Congress intended when it enacted Section 2(a)(19).
In addition, the Sub-Advisers are not closely associated with the Advisers or the Portfolios.  The Sub-Advisers only provide day-to-day advisory services to one or a limited number of Portfolios of the Funds and may also serve as investment advisers to a number of other mutual funds unaffiliated with the Advisers or the Portfolios.  None of the Sub-Advisers is a sponsor, promoter or organizer of the Portfolios.  In addition, the Sub-Advisers are continuously monitored by the Advisers and may be replaced at any time by the Advisers.  Thus, unlike the Advisers, the Sub-Advisers are not closely associated with the Portfolios.  Indeed, in many instances, the Sub-Advisers are closely associated with their own mutual fund families.
Moreover, the fee structure among the Advisers and the Sub-Advisers reduces potential conflicts of interest with the Independent Board Members.  As is typical in a manager-of-managers structure, the Advisers (not the Portfolios) compensate the Sub-Advisers from the advisory fees that the applicable Adviser receives from the Portfolios.  Therefore, the Independent Board Members scrutinize the fee paid to each Sub-Adviser as a component of the management fee paid to the Adviser.  In addition, the Portfolios rely on the Advisers to negotiate at arm’s length with the Sub-Advisers to obtain the most favorable sub-advisory fees.  Accordingly, while the Sub-Advisers may benefit from the payments that the Independent Board Members are charged with scrutinizing, any potential conflict of interest presented by an Independent Board Member having a financial interest in a Sub-Adviser is diminished significantly due to the attenuated structure of the sub-advisory fee arrangement.

Page 27 of 47 Pages

In addition, because of the size of the Sub-Advisers’ corporate organizations, ownership of a Sub-Adviser’s (or its parent company’s) securities has little possibility of impairing the Independent Board Members’ independence.  For example, it is unlikely that an Independent Board Member’s decision with respect to the approval of a Sub-Advisory Agreement would have a significant impact on the revenue of a Sub-Adviser (or its parent company).  There would be even less of a possibility that the approval of a Sub-Advisory Agreement with a Sub-Adviser could result in financial benefit to an Independent Board Member.
As a practical matter, the Independent Board Members of the Portfolios are already permitted to invest in securities issued by companies that serve as (or that are parent companies of) Sub-Advisers.  Rule 2a19-3 under the 1940 Act permits the Independent Board Members to invest in broad-based index funds, which may include companies that serve as (or that are parent companies of) Sub-Advisers to Portfolios.  The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to impair his or her independence and create a conflict of interest.”23
Under the exemption provided by Rule 2a19-3, an Independent Board Member is permitted to hold indirect interests in many of the current Sub-Advisers (or their parent companies) to the Portfolios.  The S&P 500 Index includes 13 current Sub-Advisers (or

23
See Role of Independent Directors of Investment Companies, Rel. No. IC-24816 (Jan. 2, 2001), 66 Fed. Reg. 3,734, 3,740 n. 65 (Jan. 16, 2001).  As proposed, Rule 2a19-3 would have limited investments in investment advisers or their controlling persons to those advisers or controlling persons whose securities’ value did not exceed five percent of the value of an index tracked by an index fund.  See Rule 2a19-3 Proposing Release, supra n.21, at 59,838.  Comments received on the proposed rule reflected concerns that monitoring the five percent limit could be difficult.  As a result, the rule as adopted included the “broad-based” limitation in place of the five percent limit.

Page 28 of 47 Pages

their parent companies). The Russell 1000® Index includes 11 current Sub-Advisers (or their parent companies).  Each of these indices includes additional companies that either are registered investment advisers that could potentially serve as Sub-Advisers or are parent companies of such advisers.  In this regard, the requested exemption would simply allow the Independent Board Members to hold directly interests that they are currently permitted to hold indirectly.  As with Rule 2a19-3, the requested exemption would limit an Independent Board Member’s interest in a Sub-Adviser’s (or its parent company’s) securities to a de minimis amount in order to ensure that such interest is not substantial enough to impair the Independent Board Member’s independence or to create a conflict of interest.
The same is true with respect to investments in actively managed mutual funds.  Commission interpretations permit the Independent Board Members of the Portfolios to invest in actively managed mutual funds that in turn invest in financial services companies, which may serve as (or may be parent companies of) Sub-Advisers.24  Even highly diversified mutual funds are likely to hold securities issued by a significant number of the Sub-Advisers (or their parent companies).  The requested relief would simply permit the Independent Board Members to hold these limited interests directly rather than indirectly through a mutual fund.
The Applicants also believe that the requested exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission has recognized that it is unnecessary to apply all of the 1940 Act’s restrictions with

24	See Rule 2a19-3 Proposing Release, supra n.21, at 59,838 n. 140.

Page 29 of 47 Pages

respect to sub-advisers to manager-of-managers funds.  In the Rule 15a-5 Proposing Release, the Commission recognized that sub-advisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment advisory agreements under Section 15 of the 1940 Act given the role that the primary investment adviser has in a manager-of-managers structure.25  Similarly, applications filed requesting the relief granted by the Multi-Manager Order and other similar orders have asserted that sub-advisers should be treated more like portfolio managers in the context of the Section 15 shareholder approval requirement.26
The Applicants believe that the reasoning articulated in the Rule 15a-5 Proposing Release and underlying the Multi-Manager Order and other similar orders also applies with respect to the restriction in Section 2(a)(19)(B)(iii).  The Independent Board Members rely to a significant extent on the Advisers to oversee the Sub-Advisers for the Portfolios, to negotiate Sub-Advisory Agreements at arms’ length with the Sub-Advisers,

25
See Rule 15a-5 Proposing Release, supra n.10, at 61,721 (distinguishing between “subadvisory arrangements in which the subadvisers have resembled portfolio managers from the more traditional subadvisory arrangements that Congress explicitly covered in the shareholder voting requirement of section 15(a)”).  In the Rule 15a-5 Proposing Release, the Commission proposed exempting investment advisory agreements with sub-advisers of manager-of-managers funds from the shareholder approval requirements of Section 15(a) of the 1940 Act.  In doing so, the Commission noted the limited scope of the relief and that there were other means of protecting fund investor expectations and interests.

26
See, e.g., Multi-Manager Order, supra n.7, (noting, in its application for relief from the shareholder vote requirement of Section 15, “From the perspective of the investor, the role of the Sub-Advisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by other investment advisory firms….[S]hareholders of other management investment companies whose investment advisory services are provided by individual portfolio managers typically expect the adviser to compensate the portfolio managers out of its own assets, rather than out of the investment advisory fees paid by the portfolio, and neither the directors nor the shareholders approve the portfolio manager’s compensation package.”); see also Rule 15a-5 Proposing Release, supra n.10, at 61,721 (noting that primary investment advisers applying for relief from the Section 15 shareholder approval requirement have “analogized subadvisers in a manager of managers arrangement to portfolio managers employed by the fund adviser who may be hired and fired without the consent of shareholders.”).

Page 30 of 47 Pages

and to make recommendations to the Board Members from time to time as necessary to replace existing Sub-Advisers or hire new ones, just as independent directors might rely on a primary investment adviser that directly manages a fund to oversee and hire and fire portfolio managers from time to time without being required to obtain the approval of the board of directors of the affected fund.
Applicants also believe that this proposed approach is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar orders.  In these orders, the Commission has required applicants to represent that no director, trustee or officer of the fund, and no director or officer of the Advisers will own directly or indirectly any interest in a sub-adviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a Sub-Adviser or control affiliate of a Sub-Adviser.27  This provision is intended to protect against conflicts of interest and the potential for self-dealing (much like Section 2(a)(19)(B)(iii)) that is present when a primary investment adviser hires a sub-adviser in which it or one of its directors or officers has a material interest.  The Applicants believe that applying a similar standard to the Independent Board Members, which would permit them to hold de minimis interests in unaffiliated Sub-Advisers and their parent companies, would protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Sub-Advisers.
Finally, the requested exemption would provide the flexibility Congress intended when enacting Section 2(a)(19).  The enactment of Section 2(a)(19)(B)(iii) was not

27
See, e.g., Multi-Manager Order, supra n.7; but cf. Rule 15a-5 Proposing Release, supra n.10, at 61,723 (proposing a condition to proposed Rule 15a-5 that would “preclude any director or officer of the fund and the principal adviser or any director or officer of the principal adviser with which the subadviser has contracted from owning, directly or indirectly, any material interest in the subadviser ….”).

Page 31 of 47 Pages

intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a Sub-Adviser or its parent company; it was intended to strengthen those provisions of the 1940 Act which require that disinterested directors serve on investment boards and act independently as to certain important matters.  Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual, who despite being covered by the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”28  For the reasons discussed above, the Applicants respectfully submit that the Independent Board Members would be in the position to act independently if the requested exemption were granted.
3.           Precedent for Requested Exemption
The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of an investment adviser.29  In their applications for exemptive

28	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.

29
See, e.g., Safeco Equity Fund, Inc., et al., Rel. Nos. IC-10116 (Feb. 9, 1978) (notice) and IC-10164 (Mar. 20, 1978) (order) (exempting a director of Safeco Funds from Section 2(a)(19)’s definition of “interested person” where the director (i) was a “Member” of the College Retirement Equities Fund (“CFEF”), a variable annuity fund that owned shares of the parent company of the Safeco Funds’ investment adviser and (ii) held a beneficial interest as an annuitant of CREF); Dean Witter Reynolds InterCapital, et al., Rel. Nos. IC-12436 (May 14, 1982) (notice) and IC-12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital, Inc. to own securities issued by its parent company, Sears Roebuck & Co., and subsidiaries thereof); The Putnam Management Company, Inc., et al., Rel. Nos. IC-13894 (Apr. 19, 1984) (notice) and IC-13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon

Page 32 of 47 Pages

relief, the applicants specifically noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits and the minor ownership any individual director would have in such parent company.   In these instances, the Commission issued orders of exemption pursuant to Section 6(c) of the 1940 Act limiting the interest in the investment adviser’s parent company to a de minimis amount of the outstanding equity and debt securities of the companies and a de minimis amount of the aggregate market value of the securities, as would be the case in the Applicants’ situation.
The Commission’s staff also has provided no-action relief from Section 2(a)(19)(B)(iii) in circumstances similar to those presented in this application.  In particular, the staff took a no-action position with respect to a mutual fund and one of its independent directors where the director also served as a college trustee and oversaw the college’s endowment fund, which held a security issued by the ultimate parent of the mutual fund’s investment adviser.30  The staff noted that the interest in the parent company of the investment adviser represented a limited portion of the endowment fund and the net income of the adviser was insubstantial relative to the parent company’s gross revenues.

Companies, Inc.). The Commission also has granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of Section 15(f) of the 1940 Act. See, e.g., Shearson Loeb Rhoades Inc., et al., Rel. Nos. IC-11786 (May 20, 1981) (notice) and IC-11835 (June 26, 1981) (order); Lehman Management Co., Inc. et al., Rel. Nos. IC-13978 (May 31, 1984) (notice) and IC-14018 (June 29, 1984) (order).

30	See GAC Growth Fund Inc., No-Action Letter (Aug. 21, 1971); GAC Growth Fund Inc., No-Action Letter (Dec. 4, 1971).

Page 33 of 47 Pages

C.           Conditions for the Requested Exemption
The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.           Limited Interest
Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Board Member’s direct or indirect beneficial or legal interest in a Sub-Adviser or its parent company would be limited, in the aggregate, to one percent or less of (i) the outstanding shares of any class of equity security of the Sub-Adviser or its parent company, (ii) the outstanding principal amount of any class of debt security of the Sub-Adviser or its parent company, and (iii) the aggregate market value of all classes of equity or debt securities of the Sub-Adviser and its parent company.
2.           No Indicia of Control
An Independent Board Member relying on the relief requested herein will have no indicia of control of any Sub-Adviser.  For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Sub-Adviser, or (ii) ability to influence the management or the policies of a Sub-Adviser.
                3.           Oversight of Interests in Sub-Advisers or Parent Companies Thereof
Each Independent Board Member relying on the relief requested herein shall notify the Advisers and the other Independent Board Members of any direct or indirect beneficial or legal interest held by the Independent Board Member, to the best of his or her knowledge, in a Sub-Adviser or its parent company.  In addition, the Applicants will solicit from the Independent Board Members on an annual basis (i) appropriate

Page 34 of 47 Pages

information regarding their direct or indirect beneficial or legal interests in the Sub-Advisers or their parent companies, and (ii) certifications stating that any direct or indirect beneficial or legal interest in a Sub-Adviser or its parent company is limited as required under the requested exemption.   In connection with the hiring of any new Sub-Adviser, the Applicants also will solicit from the Independent Board Members (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Sub-Adviser or its parent company, and (ii) certifications stating that, to the best of his or her knowledge, any direct or indirect beneficial or legal interest in the new Sub-Adviser or its parent company is limited as required under the requested exemption.
4.           Unaffiliated Public Companies Only
The Applicants agree that the requested exemption would not permit an Independent Board Member, except as otherwise permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) the Advisers or any Sub-Adviser affiliated with the Advisers, which currently includes ING Clarion Real Estate Securities LLC, ING Investment Management, Co., ING Investment Management Advisors B.V. and ING Investment Management Asia/Pacific (Hong Kong) Limited; and (ii) any privately-held Sub-Adviser or parent company thereof.31
5.           Portfolios Relying on Multi-Manager Order Only
The Applicants agree that the requested exemption would be limited to investments in Sub-Advisers (and parent companies thereof) of the Portfolios that operate

31
However, the Applicants request that the relief requested in this Application permit the Independent Board Members to directly or indirectly hold interests in Former ING Affiliates after the Restructuring discussed in footnote 3 of this Application.

Page 35 of 47 Pages

pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.
D.           Request for an Order
The Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Board Members from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Board Members of the Portfolios to hold limited direct and indirect beneficial and legal interests in the unaffiliated Sub-Advisers of the Funds and their parent companies subject to the conditions outlined in Section IV.C above.  The Applicants submit that, for all the foregoing reasons, the requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
V.           CONCLUSION
For the reasons set forth in this Application, the Applicants respectively state that the requested exemption meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

Page 36 of 47 Pages

VI.          COMMUNICATIONS
Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the addresses of the Applicants are as follows:

ING Equity Trust
ING Funds Trust
ING Investors Trust
ING Mayflower Trust
ING Mutual Funds
ING Partners, Inc.
ING Variable Insurance Trust
ING Variable Products Trust
ING Investments, LLC
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258

Directed Services LLC
1475 Dunwoody Drive
West Chester, Pennsylvania 19380

Any notice and order concerning this Application should be directed to:

Huey P Falgout, Jr.
Chief Counsel
ING Funds
7337 E Doubletree Ranch Road
Scottsdale, AZ  85258

Please address any questions or comments concerning this Application and a copy of any notice and order to:

Robert Zutz, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006-1600

VIII.         AUTHORIZATIONS
Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.  Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the

Page 37 of 47 Pages

Applicant.  Under the current Certificate of Trust or Certificate of Incorporation, as applicable; the Agreement and Declaration of Trust or Articles of Incorporation, as applicable; and the By-Laws of each Fund, the business and affairs of each Fund are conducted by its Board.  Under the current Limited Liability Agreement of each Adviser, the business and affairs of each Adviser are conducted by its Directors.
In accordance with the governing instruments of each Fund, resolutions were adopted by a vote of the Board of each Fund authorizing the respective appropriate officers to prepare, execute and file this Application with the Commission.  Copies of these resolutions are attached as Exhibit A to this Application.  These resolutions remain in full force and effect and are applicable to this Application.  In addition, in accordance with the governing instruments for each Adviser, each Adviser’s President, Vice President, Treasurer and Secretary is authorized to conduct business on behalf of the Adviser and to provide authorizing signatures.  Accordingly, the persons signing and filing this Application have been fully authorized to do so.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Page 38 of 47 Pages

SIGNATURES
Each of:

ING Equity Trust,
ING Funds Trust,
ING Investors Trust,
ING Mayflower Trust,
ING Mutual Funds,
ING Partners, Inc.,
ING Variable Insurance Trust, and
ING Variable Products Trust

has authorized this Application to be duly signed on its behalf in the State of Arizona on the 24th day of September, 2010.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 39 of 47 Pages

ING Investments, LLC has authorized this Application to be duly signed on its behalf in the State of Arizona on the 24th day of September, 2010.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 40 of 47 Pages

Directed Services LLC has authorized this Application to be duly signed on its behalf in the State of Arizona on the 24th day of September, 2010.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 41 of 47 Pages

EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

	1.	ING Equity Trust
ING Funds Trust
ING Investors Trust
ING Mayflower Trust
ING Mutual Funds
ING Partners, Inc.
ING Variable Insurance Trust
ING Variable Products Trust

B.	Verifications required pursuant to Rule 0-2(d).

	1.	ING Equity Trust
ING Funds Trust
ING Investors Trust
ING Mayflower Trust
ING Mutual Funds
ING Partners, Inc.
ING Variable Insurance Trust
ING Variable Products Trust

	2.	ING Investments, LLC

	3.	Directed Services LLC

Page 42 of 47 Pages

EXHIBIT A-1

CERTIFICATE OF RESOLUTION

I, Todd Modic, Senior Vice President of

ING Equity Trust,
ING Funds Trust,
ING Investors Trust,
ING Mayflower Trust,
ING Mutual Funds,
ING Partners, Inc.,
ING Variable Insurance Trust, and
ING Variable Products Trust (the “Funds”),

do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees or Board of Directors, as applicable, of the Funds on July 15, 2010, and that said resolutions of the Funds have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the Boards of Directors/Trustees (the “Boards”) of the ING Funds (the “Funds”) hereby approve the filing of an application, in substantially the form described at this meeting, with the Securities and Exchange Commission on behalf of the Funds seeking an exemption from Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 6(c) of the 1940 Act, as well as the filing of any amendments thereto; and

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized and directed, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, including, but not limited to, executing and delivering any and all such documents, in the name of, and on behalf of the Funds, together with such modifications as the Funds’ officers, with advice of counsel, may deem necessary or appropriate.

Page 43 of 47 Pages

IN WITNESS WHEREOF, I have hereunto subscribed my name in Scottsdale, Arizona this 24th day of September, 2010.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 44 of 47 Pages

EXHIBIT B-1
VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 24, 2010 for and on behalf of

ING Equity Trust,
ING Funds Trust,
ING Investors Trust,
ING Mayflower Trust,
ING Mutual Funds,
ING Partners, Inc.,
ING Variable Insurance Trust, and
ING Variable Products Trust (the “Funds”);

that he is Senior Vice President of the Funds; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 45 of 47 Pages

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 24, 2010 for and on behalf of ING Investments, LLC; that he is Senior Vice President of ING Investments, LLC; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 46 of 47 Pages

EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 24, 2010 for and on behalf of Directed Services LLC; that he is Vice President of Directed Services LLC; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Todd Modic
Todd Modic Senior Vice President

Page 47 of 47 Pages